October 17, 2012
Via E-mail
Karen Ubell
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:     Atlas Financial Holdings, Inc.
Registration Statement on Form S-l
Filed August 13, 2012
File No. 333-183276

Dear Ms. Ubell:

Atlas Financial Holdings, Inc. (the “Company”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2012 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on August 13, 2012. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement. Four clean and four marked copies of this filing are being sent via FedEx to your attention.

As a preliminary note, please understand that a substantial percentage of the revisions that we have made to our Form S-1 are not substantive in nature. Many of our changes reflect (i) a desire to rearticulate our business description and (ii) the appointment of Sandler O'Neill & Partners, L.P as our lead underwriter. In addition, please note that we have combined our “Public Offering Prospectus” and “Selling Shareholder Prospectus” into a single prospectus in order to reduce costs and limit confusion to prospective investors.

General

1.	Please revise your disclosure to state your election under Section 107(b) of the JOBS Act:

◦
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

◦
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 1 02(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have elected to opt out of the extended transition period under Section 107(b) of the JOBS Act. We have provided disclosure of our decision to opt out in our “risk factors” section and in the notes to our financial statements.

2.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither we nor anyone authorized to do so on our behalf have engaged in any written or oral communications with potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5 (d) of the Securities Act. Additionally, there have been no research reports published or distributed by any broker or dealer in connection with this offering.

3.
Please amend your filing to identify the lead underwriters or, alternatively, provide us with a detailed and fulsome explanation of why this information cannot be included in the filing. Based upon the facts and circumstances of your response, we may defer further review of the filing until such time as the lead underwriters are identified in the filing.

We have amended our filing to include our lead underwriter, Sandler O'Neill & Partners, L.P.

Signatures, page II-5

4.
We note the filing does not include the signature of an individual identified as your controller or principal accounting officer. Please include the signature of this individual in an amended Form S-1. If Paul Romano, Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

We have amended our filing by adding the caption “Principal Accounting Officer” to Paul Romano's signature block.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Adam Mimeles, Esq. or Matthew Bernstein, Esq., each at (212) 370-1300.

Sincerely,

/s/ Scott D. Wollney
Scott Wollney
President and Chief Executive Officer